Reply to the Attention of	Herbert (Herb) I. Ono
Direct Line	604.691.7493
Direct Fax	604.893.2398
Email Address	herbert.ono@mcmillan.ca
Our File No.	62250-0007
Date	June 25, 2012

Via EDGAR Correspondence and Delivered

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
United States of America 20549-4628

Attention:	Mr. James Lopez, Legal Branch Chief

Dear Sirs/Mesdames:

Re:	Silvermex Resources Inc.
Registration Statement on Form 40-FR12G
Filed April 2, 2012
Response dated May 23, 2012
File No. 000-50116

     We are counsel for and write on behalf of Silvermex Resources Inc. (the “Company”) in response to the Staff’s letter of June 7, 2012 (the “Comment Letter”) signed by Mr. James Lopez on behalf of Mr. John Reynolds, Assistant Director, of the United States Securities and Exchange Commission (the “Commission”).

     We are furnishing to the Commission herewith, via the EDGAR system: (a) a revised draft Amendment No. 1 (the “Form 40-F/A”) to the Company’s registration statement on Form 40-F (as filed on April 2, 2012, the “Form 40-F”); (b) a revised draft of the Company’s amended Management’s Discussion and Analysis for the fiscal year ended December 31, 2011 (the “Amended MD&A”); (c) a revised draft of the Company’s amended Annual Information Form for the year ended December 31, 2011 (the “Amended AIF”); and (d) a draft of the Company’s restated audited annual financial statements for the years ended December 31, 2011 and 2010 (the “Restated Audited Financial Statements”). We confirm that the draft Form 40-F/A, draft Amended MD&A, and draft Amended AIF have been redlined to show all changes from the versions furnished to the Commission under cover of our letter dated May 23, 2012. The notes to the draft Restated Audited Financial Statements have been redlined to show all changes from notes contained in the original filing; the consolidated statements of financial position, consolidated statements of comprehensive loss, consolidated statements of cash flows, and the consolidated statements of equity included in the Restated Audited Financial Statements have not been revised from the original filing.

June 25, 2012

     On behalf of the Company we provide below our item-by-item responses to the comments made in the Commission’s Comment Letter. We confirm that the factual information provided herein relating to the Company has been made available to us by the Company. We also confirm that paragraph numbering used for each response below corresponds to the paragraph numbering used in the Comment Letter.

     We confirm that: (a) the disclosure changes described below have been made in the draft Form 40-F/A, the draft Amended AIF or the draft Restated Audited Financial Statements transmitted herewith; (b) the only changes to the version of the Amended MD&A being furnished to the Commission herewith appear in the production summary table on page 4; and (c) such disclosure changes will be made in the actual Form 40-F/A, Amended MD&A and Amended AIF, as applicable, when filed with the Commission. We confirm that the Company intends to make such filings as soon as the Commission confirms that its comments have been resolved to its satisfaction. The Company will update the Amended MD&A and Amended AIF immediately prior to their filing if and to the extent required by applicable Canadian securities laws.

Commission Comments:

Resources and Reserves – Exhibit 99.4, page 27

1.

We note your response to comment 6 in which you removed your 2010 and 2011 production from your 2009 underground reserves updating your reserve to your fiscal year end 2011. We agree with the methodology used with your proposed disclosure, but request you separate your proven and probable reserves and list the average grades of this material along with the contained metals.

Company Response:

The following disclosure has been added to the Amended AIF under the heading, “La Guitarra Mine – Resources and Reserves,” at page 30:

“The production from 2010 and 2011 reduces only the Proven Reserves. Therefore, the restated reserves and resources as of December 31, 2011 are as follows:

Reserves As of 31 Dec 2011

Category	tonnes ('000)	Ag g/t	Au g/t	eAg g/t	oz Ag	oz Au	oz eAg(1)

Proven	456	223	1.5220924	308	3,270,197	22,315	4,519,837
Probable	1,608	209	1.45	294	10,804,000	74,900	14,992,000
Total Underground Reserves	2,064	212	1.4649829	294	14,074,197	97,215	19,518,237

June 25, 2012

Reserves As of 31 Dec 2011

Category	tonnes ('000)	Ag g/t	Au g/t	eAg g/t	oz Ag	oz Au	oz eAg(1)
Proven	2,615	87	0.8	132	7,314,000	67,200	11,097,000
Probable	4,209	77	0.72	117	10,419,000	97,300	15,833,000
Total Surface Reserves	6,824	81	0.75	123	17,733,000	164,500	26,930,000

Total Reserves	9,009	113	0.93	165	32,395,000	267,200	47,339,000

Measured	3,008	86	0.84	133	8,318,000	81,300	12,864,000
Indicated	5,973	76	0.77	119	14,594,000	147,800	22,851,000
Total M + I(2)	8,980	79	0.79	123	22,912,000	229,100	35,715,000
Inferred	2,694	74	1	130	6,408,000	86,600	11,257,000

Total Underground Inferred	10,000	305	1.95	414	98,063,000	627,600	133,103,000
Total Inferred	12,683	256	1.75	354	104,471,000	714,200	144,360,000

Notes:
(1)	Au/Ag Equivalency = 56.0 (1 unit of Au = 56 units of Ag)
(2)	Open Cut Measured & Indicated Resources include Proven & Probable Reserves.”

The Amended AIF has also been revised to streamline certain disclosure and to correct minor typographical errors. In addition, disclosure concerning the Company’s status as an “emerging growth company” has been added to the Amended AIF under the heading “Additional Information - Emerging Growth Company Status Under the United States Securities Exchange Act of 1934, as amended”.

Commission Comment:

Material Contracts – Exhibit 99.4, page 47

2.

We note your response to comment 8 in which you added additional disclosure to your annual information form regarding your smelter agreements. We re-issue comment 8: please provide supplementally your smelter agreement/schedule with Compania Minera Pena de Bernal, S.A. De C.V.

Company Response:

A copy of the agreement between Compania Minera Pena de Bernal, S.A. De C.V. and the Company’s subsidiary, La Guitarra Compania Minera, S.A. De C.V., dated October 1, 2007, is being supplementally provided herewith. We apologize for its inadvertent omission from the materials submitted under cover of our letter dated May 23, 2012.

June 25, 2012

Commission Comment:

Exhibit 99.5 Audited Annual Financial Statements for the years ended December 31, 2011 and 2010

Note 30. Transition to International Financial Reporting Standards, page 35

3.

We note in your response to comment 13 of our letter dated April 27, 2012 that you provide the composition of your significant adjustments by line item. In certain instances, in your response, you provide a cross reference to the footnote disclosure that describes the adjustment but do not quantify or provide granularity to where a reader can arrive at your adjusted totals. Please provide more detailed, quantified reconciliations for material IFRS adjustments, such as property plant and equipment, deferred income tax and share payment reserve line items, for each period presented. Your reconciliation should provide that nature and the amount of each transition adjustment that impacts these line items.

Company Response:

Note 30 to the Restated Annual Financial Statements has been revised to include enhanced disclosure with respect to the material IFRS adjustments.

     On behalf of the Company, we thank the Commission for its prompt attention to this matter.

Yours very truly,

/s/ Herbert I. Ono

Herbert (Herb) I. Ono

Enclosures